Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

May 30, 2024

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B</u>

CREDITEX LLC – Added as Execute or Trade entity

CITIBANK KOREA INC. – Added as Custody, Clear, or Settle entity

KOREA EXCHANGE – Added as Custody, Clear, or Settle entity

TAIWAN FUTURES EXCHANGE CO., LTD. – Added as Custody, Clear, or Settle entity

KBC BANK BULGARIA EAD – Terminated as Custody, Clear, or Settle entity

STANDARD CHARTERED BANK, UAE BRANCH – Terminated as Custody, Clear, or Settle entity